SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This Amendment on Form 6-K/A is being furnished to amend the Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on  May 10, 2018 (the “Original Form 6-K”), in order to correct two typographical errors. Both errors were in the “Documents Included As Part Of This Report” section of the Original Form 6-K. Documents 1 and 2 of the Original Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on May 12, 2016, with File No. 333-211325 (not File No. 333-195360 as stated in the Original Form 6-K) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on June 24, 2014, with File No. 333-196986 (not File No. 333-211325 as stated in the Original Form 6-K). Except as amended in this Form 6-K/A, the Original Form 6-K remains as originally furnished.

INCORPORATION BY REFERENCE

This report on Form 6-K/A is hereby incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211325) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on June 24, 2014 (File No. 333-196986).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date:	May 17, 2018	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer